Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Cresco Labs Inc. (the “Company”)

2500 Park Place, 666 Burrard Street

Vancouver, British Columbia

V6C 2X8 Canada

Item 2.	Date of Material Change

March 23, 2022

Item 3.	News Release

A news release with respect to the material change was disseminated by the Company on March 23, 2022 through Business Wire and can be found under the Company’s profile on SEDAR at www.sedar.com.

Item 4.	Summary of Material Change

On March 23, 2022, the Company entered into an arrangement agreement (the “Arrangement Agreement”) with Columbia Care Inc. (“Columbia Care”) pursuant to which the Company has agreed, subject to the terms and conditions thereof, to acquire all of the issued and outstanding common shares (the “Columbia Care Common Shares”) and proportionate voting shares (the “Columbia Care Proportionate Voting Shares” and together with the Columbia Care Common Shares, the “Columbia Care Shares”) of Columbia Care pursuant to a statutory plan of arrangement (the “Plan of Arrangement”) under the Business Corporations Act (British Columbia) (the “Arrangement”).

Item 5.1	Full Description of Material Change

Consideration

On March 23, 2022, the Company and Columbia Care entered into the Arrangement Agreement pursuant to which the Company will acquire all of the Columbia Care Shares. Subject to the terms and conditions set forth in the Arrangement Agreement and Plan of Arrangement, holders of the Columbia Care Shares will receive 0.5579 of a subordinate voting share of the Company (each a “Cresco Share”), subject to adjustment as described below (the “Exchange Ratio”), for each Columbia Care Share (on an as converted to Columbia Care Common Share basis) outstanding immediately prior to the effective time of the Arrangement (the “Effective Time”), with the Columbia Care Proportionate Voting Shares treated on an as if converted basis to Columbia Care Common Shares pursuant to their respective terms;

provided, the Exchange Ratio is subject to adjustment in the event that Columbia Care is required to issue shares in satisfaction of an earn-out payment for a prior acquisition, with the potential adjustment in proportion to the additional dilution from such potential issuance relative to Columbia Care’s current fully diluted in-the-money outstanding shares.

At the Effective Time, (i) all Columbia Care equity awards granted under Columbia Care’s equity incentive plan or otherwise that are outstanding immediately prior to the Effective Time will be exchanged for replacement equity awards such that, upon exercise (with respect to options) or vesting (with respect to performance share units or restricted share units), as applicable, the holder of such award will be entitled to receive Cresco Shares, with the number of shares underlying such award and, in the case of options, the exercise price of such award adjusted based on the Exchange Ratio; (ii) each of the warrants to acquire Columbia Care Common Shares that are outstanding immediately prior to the Effective Time will be exercisable, in accordance with the terms of such warrants, for the number of Cresco Shares that the holder of such warrants would have been entitled to receive as a result of the transactions contemplated by the Arrangement if, immediately prior to the effective date of the Arrangement (the “Effective Date”), such holder had been the registered holder of the number of Columbia Care Common Shares to which such holder would have been entitled if such holder had exercised such holder’s warrants immediately prior to the Effective Time; and (iii) each of the convertible notes issued by Columbia Care that are outstanding immediately prior to the Effective Time will be convertible, in accordance with the terms of such convertible notes, into the number of Cresco Shares that the holder of such convertible notes would have been entitled to receive as a result of the transactions contemplated by the Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Columbia Care Common Shares to which such holder would have been entitled if such holder had converted such holder’s convertible notes immediately prior to the Effective Time.

Conditions to the Arrangement

The Arrangement is subject to a number of conditions, including the approval by holders of Columbia Care Shares (“Columbia Care Shareholders”) at a special meeting expected to be held in the second quarter of 2022 to approve the Arrangement (the “Meeting”). The Arrangement requires the approval of Columbia Care Shareholders holding at least 66 2/3% of the votes cast on the resolution approving the Arrangement by Columbia Care Shareholders voting as a single class present in person or represented by proxy and entitled to vote at the Meeting, and if required by applicable law, approval by Columbia Care Shareholders holding a simple majority of the votes attached to Columbia Care Shares voting as a single class present in person or represented by proxy and entitled to vote at the Meeting, excluding the votes of those persons whose votes are required to be excluded under Multilateral Instrument 61—101—Protection of Minority Security Holders in Special Transactions. It is a condition to closing in favor of the Company that holders of less than 5% of the outstanding Columbia Care Shares shall have validly exercised dissent rights with respect to the Arrangement that have not been withdrawn as of the Effective Date.

In addition, the Arrangement is subject to approval of the Supreme Court of British Columbia (or any other court with appropriate jurisdiction) at a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, the Canadian Securities Exchange and certain regulatory approvals, including, but not limited to, the approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Arrangement is also conditioned upon neither a delisting from the Canadian Securities Exchange having occurred nor a cease trade order having been issued by any governmental entity in respect of the Cresco Shares between the date of the Arrangement Agreement and the Effective Date.

Certain Other Terms of the Arrangement Agreement

The Arrangement Agreement includes customary representations and warranties of the Company and Columbia Care and each party has agreed to customary covenants, including, among others, covenants relating to the conduct of each party’s business during the interim period between the date of the Arrangement Agreement and the Effective Time.

The Arrangement Agreement provides for customary non-solicitation covenants, subject to the right of the board of directors of Columbia Care (the “Board”) to consider and accept a superior proposal (as defined in the Arrangement Agreement), and the right of the Company to match any such proposal within five business days. The Arrangement Agreement may be terminated by mutual written consent of Columbia Care and the Company and by either party in certain circumstances as more particularly set forth in the Arrangement Agreement. The Arrangement Agreement also provides for the payment by Columbia Care to the Company of a termination fee in the amount of $65.0 million if the Arrangement Agreement is terminated in certain specified circumstances, including, among other things, in the event (i) of a change in recommendation, whereby the Board’s recommendations or determinations with respect to the Arrangement are modified in a manner adverse to the Company; (ii) Columbia Care, in accordance with certain procedures set forth in the Arrangement Agreement, accepts, recommends, approves or enters into an agreement to implement a superior proposal (as defined in the Arrangement Agreement); or (iii) the Arrangement Agreement is terminated in certain circumstances, including in the event the resolution approving the Arrangement is not approved by Columbia Care Shareholders, the Arrangement is not consummated on or prior to March 31, 2023 (subject to modification by the parties and extension in certain circumstances), or in the event Columbia Care breaches any representation or warranty or fails to perform any covenant or agreement that causes the closing conditions related to Columbia Care’s representations and warranties and covenants not to be satisfied, and such breach or failure is incapable of being cured on or prior to the March 31, 2023 or is not cured and the Company is not then in breach of the Arrangement Agreement so as to directly or indirectly cause any closing condition related to the Company’s representations and warranties and covenants not to be satisfied, and if (a) prior to the date of termination, an acquisition proposal meeting certain requirements has been publicly announced or otherwise communicated to Columbia Care, and (b) within 12 months of the date of such termination, the acquisition proposal transaction is completed or Columbia Care has entered into a definitive agreement with respect to such transaction and such transaction is later consummated or effected (whether or not within such 12 month period).

Voting Support Agreements and Lock-up Agreements

In connection with the Arrangement, certain Columbia Care Shareholders holding an aggregate of approximately 25% of the voting power of the issued and outstanding Columbia Care Shares as of March 23, 2022 have entered into voting support agreements (the “Voting Support Agreements”) with the Company, pursuant to which they have agreed to, among other things, vote in favor of the Arrangement at the Meeting. The Voting Support Agreements terminate in certain circumstances, including upon the termination of the Arrangement Agreement in accordance with its terms. Under the Arrangement Agreement, Columbia Care has agreed to hold the Meeting as soon as reasonably practicable and, in any event, on or before June 15, 2022 (or such later date as may be agreed to by Columbia Care and the Company in writing). In addition, pursuant to certain lock-up agreements (the “Lock-up Agreements”), certain Columbia Care Shareholders holding an aggregate of approximately 25% of issued and outstanding Columbia Care Shares (on an as converted to Columbia Care Common Share basis) as of March 23, 2022 agreed to restrict the sale or other transfer of 90% of the Cresco Shares to be received by such Columbia Care Shareholders pursuant to the Arrangement. The Lock-up Agreements provide for the release of the restrictions on the sale or other transfer of such Cresco Shares in four equal installments on the date that is (i) 60 days following the Effective Date; (ii) 120 days following the Effective Date; (iii) 180 days following the Effective Date; and (iv) 240 days following the Effective Date.

Item 5.2.	Disclosure of Restructuring Transactions

Not applicable.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:

John Schetz, General Counsel

Phone: (312) 929-0993

Email: john.schetz@crescolabs.com

Item 9.	Date of Report

April 1, 2022